Putnam Investments
One Post Office Square
Boston, MA 02109
March 23, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 811-03897), filed with the
Securities and Exchange Commission (the “Commission”) on February 12, 2018 (the
“Registration Statement”), of Putnam U.S. Government Income Trust (the “Surviving Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to representatives of Putnam Investment Management, LLC (“Putnam Management”) on behalf of the staff of the Commission (the “Commission Staff”) on February 28, 2018 and March 13, 2018 regarding the Registration Statement. The Registration Statement relates to the merger of Putnam American Government Income Fund (the “Target Fund”) with and into the Surviving Fund (the Target Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

General Comments

1. Comment: Please supplementally address whether the changes to the Surviving Fund that will occur shortly before the merger (discussed in the third paragraph of the “President’s Letter” to shareholders that precedes the N-14 Part A) would affect the Surviving Fund’s ability to rely on Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”), particularly, in view of the fact that, following the completion of the merger, the Surviving Fund plans to seek shareholder approval to amend its fundamental investment restriction that currently limits the Surviving Fund’s investments in any one industry to 25% of its total assets.

Response: When adopting Rule 17a-8, the Commission stated its view that approval by shareholders of a target fund would be required if the merger would result in a change that, in a context other than a merger, would require shareholder approval under the 1940 Act. These factors generally include increased distribution fees as a result of the merger, materially different advisory contracts, different trustees or materially different fundamental investment policies as between the target and surviving funds. As discussed in the Registration Statement, none of the factors requiring a shareholder vote are present in this merger, and the changes to the Surviving Fund that will occur shortly before the merger do not require shareholder approval and do not affect the Surviving Fund’s ability to rely on Rule 17a-8.

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As the Commission Staff notes, before the merger, Putnam U.S. Government Income Trust will change its investment strategy to invest more significantly in mortgages, mortgage-related fixed-income securities, and related derivatives. In connection with this change, the fund will be renamed Putnam Mortgage Securities Fund. While the fund’s investment goal will remain unchanged, the fund’s existing policy (under normal circumstances) to invest at least 80% of its net assets in U.S. government securities will be revised so that the fund (under normal circumstances) will invest at least 80% of its net assets in mortgages, mortgage-related fixed income securities and related derivatives. These changes to the fund’s investment goal, 80% test, and investment strategies do not require shareholder approval. Further, these changes do not impact the analysis of the Surviving Fund’s ability to rely on Rule 17a-8.

Separately, the Registration Statement discloses that, following the completion of the merger, the Surviving Fund plans to seek shareholder approval to amend the Fund’s fundamental investment restriction that currently limits the Fund’s investments in any one industry to 25% of the Fund’s total assets. Subject to approval by shareholders of the Surviving Fund, the amendment to the fundamental investment restriction would allow the Fund greater flexibility in investing in mortgages, mortgage-related fixed income securities and related derivatives by providing that the Fund will concentrate, or normally invest more than 25% of its total assets, in mortgage-backed securities that are privately issued or guaranteed by the U.S. government or its agencies or instrumentalities. We note that, while the proposed amendment to the fundamental investment restriction is previewed in the Registration Statement, shareholder approval of this change would not be solicited until after the completion of the merger. We note further that all shareholders of the Surviving Fund, including former shareholders of Putnam American Government Income Fund, will have the opportunity to vote on the amendment to the Surviving Fund’s fundamental investment restriction.

2. Comment: Please supplementally address what would happen if the Surviving Fund does not receive the requisite shareholder approval to amend its fundamental investment restriction that currently limits the Surviving Fund’s investments in any one industry to 25% of its total assets.

Response: As noted in the Registration Statement, following the completion of the merger, the Surviving Fund plans to seek shareholder approval to amend a fundamental investment restriction that currently limits the Fund’s investments in any one industry to 25% of its total assets. This proposed amendment would allow the Surviving Fund greater flexibility in investing in mortgages, mortgage-related fixed income securities and related derivatives by providing that the fund will concentrate, or normally invest more than 25% of its total assets, in mortgage-backed securities that are privately issued or guaranteed by the U.S. government or its agencies or instrumentalities. In the event that the shareholders of the Surviving Fund do not approve this amendment, Putnam Management expects to manage the Surviving Fund in a manner consistent with the repositioned strategy, but subject to the existing fundamental investment restriction on industry concentration.

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3. Comment: The Commission Staff notes that in Question 1, “What is happening?”, the Registration Statement discusses Rule 17a-8 under the 1940 Act. Please consider revising this disclosure to clarify for shareholders the purpose and relevance of Rule 17a-8 to the merger.

Response: The requested change has been made. The disclosure has been revised as follows:

“Rule 17a - 8 under the 1940 Act permits certain fund mergers to be effected without shareholder approval. When adopting Rule 17a-8, the SEC stated its view that approval by shareholders of a target fund would be required if the merger would result in a change that, in a context other than a merger, would require shareholder approval under the 1940 Act. …”

4. Comment: In the third paragraph of the disclosure under Question 3, “Why did the Trustees approve the merger?,” please clarify that, following the merger, the Surviving Fund will (i) have the same management fee rate that it had prior to the merger and (ii) have an expense limitation in place that will lower the expense ratio for the Surviving Fund.

Response: The Registration Statement in the third paragraph under Question 3 has been revised to include the following sentence: “Putnam American Government Income Fund pays the same management fee as a percentage of net assets as Putnam U.S. Government Income Trust, but the combined fund will pay a lower management fee due to lower breakpoints resulting from the larger asset base of the combined fund.” We note that the existing disclosure in this paragraph already states that, “[a]fter the merger, Putnam American Government Income Fund shareholders would be invested in a larger fund with a lower total expense ratio.” We respectfully decline to reference the expense limitation agreement itself in this paragraph because the impact of this limitation is already disclosed.

5. Comment: In the third paragraph of the disclosure under Question 3, “Why did the Trustees approve the merger?,” please discuss the risk and return profile of the Surviving Fund following its repositioning to Putnam Mortgage Securities Fund, as compared to the risk and return profile of the Target Fund. Alternatively, please consider adding such disclosure to the lead-in to the table under Question 4, “How do the investment goals, strategies, policies and restrictions of the funds compare?”.

Response: We respectfully decline to make the requested changes. We note that the disclosure under Question 4 clearly identifies Putnam Mortgage Securities Fund’s new investment objective and investment strategies and Section II of the Registration Statement discloses the related principal investment risks of Putnam Mortgage Securities Fund.

6. Comment: In the fifth paragraph of the disclosure under Question 3, “Why did the Trustees approve the merger?,” please consider replacing the term “repositioned fund” with either “post-merger fund” or “surviving fund” for enhanced clarity.

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Please consider implementing this change globally throughout the Registration Statement.

Response: The requested changes have been made. The fifth paragraph of the disclosure under Question 3, “Why did the Trustees approve the merger?,” has been revised to replace each use of the term “repositioned fund” with “surviving fund”.

7. Comment: The disclosure in the third column of the table under Question 4, “How do the investment goals, strategies, policies and restrictions of the funds compare?” notes that Putnam Mortgage Securities Fund “generally uses the net unrealized gain or loss, or market value, of mortgage-related derivatives for purposes of this policy, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the fund’s investment exposure.” Please supplementally describe the circumstances under which the Fund would consider the notional value of a derivative to be a more appropriate measure of the Fund’s investment exposure than the market value of such derivative.

Response: The Fund would consider the notional value of a derivative to be a more appropriate measure of the Fund’s investment exposure than the market value of such derivative only in extraordinary circumstances, for example, due to the unavailability of market value or indication that the market value was inaccurate.

8. Comment: In the narrative discussion that accompanies the table under Question 4, “How do the investment goals, strategies, policies and restrictions of the funds compare?,” please discuss whether the maturities of securities held by the Target Fund will differ from the maturities of securities held by the Surviving Fund following the merger.

Response: Putnam Investments does not expect the maturities of the securities held by the Target Fund to differ materially from the maturities of securities held by the Surviving Fund following the merger. We respectfully decline to add disclosure in this regard to Question 4 of the Registration Statement, which already sets out the investment strategies and policies of the Surviving Fund in considerable detail.

9. Comment: The Registration Statement includes the following disclosure under Question 4, “How do the investment goals, strategies, policies and restrictions of the funds compare?”:

“The funds have substantially similar fundamental investment policies. The Board of Trustees of Putnam American Government Income Fund has approved a more restrictive fundamental investment restriction concerning real-estate-related investments, which will become effective immediately prior to the closing of the merger that matches Putnam U.S. Government Income Trust’s current fundamental investment restriction concerning real-estate-related investments.”

Please supplementally discuss whether approving a more restrictive fundamental investment restriction concerning real-estate-related investments for the Target Fund would require shareholder approval.

Response: As noted in the Registration Statement, the Board of Trustees of the Target Fund has approved a new, more restrictive fundamental investment restriction

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concerning real-estate-related investments, which will become effective immediately prior to the closing of the merger, that matches the Surviving Fund’s current fundamental investment restriction concerning real-estate-related investments. After giving effect to the new fundamental investment restriction for the Target Fund, the fundamental policies of the Funds will not be materially different.

Shareholder approval is not required to adopt a new fundamental policy unless, as stated in Section 13(a)(3) of the 1940 Act, the new fundamental policy deviates from an existing fundamental policy.1 On this point, the Commission Staff has clarified its interpretation of “deviates” by noting:

“[A] fund that has a fundamental policy to invest at least 65% of its assets in equity securities generally would not be deviating from that policy if it adopted a new fundamental policy to invest at least 80% of its assets in equity securities and would not be required to obtain shareholder approval. By contrast, a fund that has a fundamental policy to invest at least 65%, but not more than 75%, of its assets in equity securities would not be able to adopt a new fundamental policy to invest at least 80% of its assets in equity securities without deviating from the existing fundamental policy.”2

The Surviving Fund has a fundamental investment restriction stating that the fund may not purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate. The Target Fund has a similar restriction with respect to real-estate-related investments, except that it explicitly provides that the Target Fund may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities which represent interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein. The Target Fund’s adoption of a similar but more restrictive fundamental investment restriction regarding real-estate-related investments is analogous to adopting an 80% equity security policy to replace a 65% equity security policy. Thus, the Target Fund’s new investment restriction regarding real-estate-related investments will not “deviate” from its existing investment restriction in a manner that would require the Fund to obtain shareholder approval, consistent with the Commission Staff guidance set out above.

10. Comment: Please supplementally confirm whether any repositioning of the Surviving Fund’s portfolio (i.e., sale of assets) is necessary in order for the Surviving Fund to operate as Putnam Mortgage Securities Fund. Please also supplementally confirm when the costs associated with such repositioning of the Surviving Fund’s portfolio, if any, will be incurred and how those costs would be allocated.

1 See Investment Company Names, ICA Act Release No. 22530, at n. 49 (Feb. 27, 1997).

2 See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 1 (modified Dec. 4, 2001).

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Response: We confirm that the Surviving Fund’s portfolio will be repositioned in order to enable the Surviving Fund to invest at least 80% of its net assets in mortgages, mortgage-related fixed income securities and related derivatives, and that some of these portfolio changes will occur prior to the renaming and repositioning of the Surviving Fund as Putnam Mortgage Securities Fund. Any costs associated with the repositioning of the Surviving Fund’s portfolio will be allocated to the Surviving Fund after the repositioning.

11. Comment: The Commission Staff notes that the heading above the table in Section II (“Risk Factors”) states: “What are Putnam American Government Income Fund’s and Putnam U.S. Government Income Trust’s principal investment strategies and related risks?.” However, the table that follows appears to only cover risks associated with investments in the Funds. Please revise this heading accordingly. Also, please consider adding language above the table that instructs shareholders to review the narrative description below the table for a more fulsome description of the principal risks associated with investments in Putnam Mortgage Securities Fund.

Response: The requested changes have been made.

12. Comment: Please confirm supplementally that no more than 15% of the Surviving Fund’s assets will be invested in illiquid securities.

Response: The Fund confirms that, consistent with the 1940 Act and related guidance on this question, no more than 15% of the Surviving Fund’s assets will be invested in illiquid securities.

13. Comment: Please clarify whether the Surviving Fund will be subject to industry risk if, following the completion of the merger and upon soliciting a shareholder vote, the Surviving Fund does not receive the requisite shareholder approval to amend its fundamental investment restriction that currently limits the Surviving Fund’s investments in any one industry to 25% of its total assets.

Response: The Surviving Fund has purposefully included industry risk as a principal risk of investing in the Surviving Fund in light of the Fund’s anticipated investment of at least 80% of its net assets in mortgages, mortgage-related fixed income securities and related derivatives. If the Surviving Fund does not receive the requisite shareholder approval to amend its fundamental investment restriction concerning concentration, the Surviving Fund will continue to be exposed to industry risk consistent with its 80% test and principal investment strategies.

14. Comment: Please consider replacing the industry risk with a concentration risk as a principal risk of the Surviving Fund under the heading “What are Putnam Mortgage Securities Fund’s principal investment strategies and related risks?” in Section II (“Risk Factors”).

Response: The Fund respectfully declines to make the requested change. The Fund has purposefully included industry risk as a principal risk of investing in the

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Surviving Fund in light of the Fund’s anticipated investment of at least 80% of its net assets in mortgages, mortgage-related fixed income securities and related derivatives. However, the Surviving Fund will not concentrate, or invest more than 25% of the Fund’s total assets in any one industry, unless and until shareholders approve the amendment of the Fund’s fundamental investment restriction on this point. If shareholders approve this change, the Surviving Fund will revise its prospectus to replace industry risk with concentration risk as a principal risk of the Surviving Fund. However, the Fund respectfully declines to make the requested change at this time.

15. Comment: Please supplementally confirm that the Surviving Fund will not classify “mortgage-backed securities” as an “industry” for purposes of determining its concentration in a particular industry.

Response: As requested, the Surviving Fund confirms that it will not classify “mortgage-backed securities” as an “industry” for purposes of determining its concentration in a particular industry.

16. Comment: Please supplementally confirm, if true, that the types of investments described in the sub-section “Other investments” under the heading “What are Putnam Mortgage Securities Fund’s principal investment strategies and related risks?” in Section II (“Risk Factors”) are not principal investments of the Fund.

Response: The Fund confirms that the types of investments described under “Other investments” are not principal investments of the Surviving Fund.

17. Comment: In the sub-section “Portfolio turnover rate” under the heading “What are Putnam Mortgage Securities Fund’s principal investment strategies and related risks?” in Section II (“Risk Factors”), the disclosure notes that the Fund “expects to engage in frequent trading.” If this statement is true, please add disclosure identifying active trading as an investment risk of the Fund.

Response: We confirm that the Fund may engage in frequent trading from time to time, and, therefore, the brackets surrounding this disclosure in the Registration Statement have been removed. We note that the disclosure in the sub-section “Portfolio turnover rate” under the heading “What are Putnam Mortgage Securities Fund’s principal investment strategies and related risks?” in Section II (“Risk Factors”) states that funds with high turnover may be more likely to realize capital gains that must be distributed to shareholders as taxable income and high turnover may also cause a fund to pay more brokerage commissions and to incur other transaction costs (including imputed transaction costs), which may detract from performance. Although the Fund may engage in active and frequent trading from time to time to achieve its investment objective and principal investment strategies, particularly during periods of volatile market movements, we do not view active and frequent trading as a principal risk of the Fund. Therefore, the Fund respectfully declines to make any additional changes to the Fund’s risk disclosure.

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18. Comment: The Commission Staff notes that, under the heading “General” in Section III (“Information about the Merger”), the disclosure notes that the Surviving Fund may incur brokerage commissions and other transaction costs in connection with reinvesting the proceeds of the Target Fund’s dispositions. Please supplementally provide an estimate of how much of the portfolio of the Target Fund will be repositioned and how long the Surviving Fund will take to recoup any costs associated with repositioning its portfolio.

Response: We expect approximately 40% of the portfolio of the Surviving Fund will be repositioned in connection with the merger. We expect that the Surviving Fund will recoup all costs associated with the repositioning of its portfolio within approximately seven to eight months.

19. Comment: The Commission Staff notes that the class R5 shares of the Target Fund will be “eliminated” prior to the merger. Please supplementally explain how Putnam Management intends to eliminate this share class prior to the merger.

Response: Given the relatively small size of the Target Fund’s Class R5, and where the Surviving Fund does not currently offer or plan to offer Class R6, Putnam Management plans to terminate the Target Fund’s Class R5 and redeem the existing shareholders of this class prior to the merger.

20. Comment: The Commission Staff notes that a footnote to the “Annual Fund Operating Expenses” table in Section III (“Information about the Merger”) indicates that Putnam Management is contractually obligated to limit certain fund expenses through February 28, 2019. Please clarify whether it is expected that this expense limitation agreement will be extended beyond February 28, 2019, or in the alternative, please remove the expense limitation from the referenced table.

Response: The requested change has been made and the disclosure has been clarified to indicate that the expense limitation agreement will be in place until at least April 20, 2019.

21. Comment: Under the heading “Trustees’ Considerations Relating to the Merger,” in Section III (“Information about the Merger”), if applicable, please disclose any adverse factors with respect to the merger that were reviewed and considered by the Board.

Response: The Fund believes that the description of the Board’s considerations under the heading “Trustees’ Considerations Relating to the Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

22. Comment: Under the heading “Trustees’ Considerations Relating to the Merger” in Section III (“Information about the Merger”), please clarify whether the Funds’ portfolio managers, Michael Salm and Jatin Misra, will manage the Surviving Fund following the completion of the merger.

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Response: The requested change has been made. The relevant disclosure has been modified as follows:

“The Trustees considered that two of the funds’ portfolio managers, Michael Salm and Jatin Misra, have served as portfolio managers of both funds since 2007 and 2017, respectively, and are expected to serve as portfolio managers of the combined fund following the merger.”

23. Comment: The introductory language under the heading “Agreement and Plan of Reorganization” in Section III (“Information about the Merger”) notes that the disclosure that follows is qualified in its entirety by the full text of the Agreement and Plan of Reorganization referenced therein. Please revise this introductory language, as the disclosure contained in the prospectus should be presented without qualification.

Response: The requested change has been made.

24. Comment: Under the heading “Bank Loans” of the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS” in Appendix B of the N-14 Part B, please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Fund may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans. Please also note that these investments may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made.

Accounting Comments

25. Comment: Please explain supplementally the timing of the repositioning of the Surviving Fund to Putnam Mortgage Securities Fund.

Response: The Surviving Fund will be repositioned shortly before the merger closes. The Surviving Fund will change its investment strategies to invest more significantly in mortgages, mortgage-related fixed-income securities, and related derivatives and the Fund will be renamed Putnam Mortgage Securities Fund.

26. Comment: Please explain supplementally what percentage of the Target Fund’s securities will be sold prior to the merger. Additionally, please disclose in Section I (“Questions and Answers Regarding the Merger”) whether the Target Fund expects to recognize any capital gains or brokerage costs in connection with such sales prior to the merger.

Response: Putnam Management expects to sell approximately 40% of the Target Fund’s portfolio in anticipation of the closing of the merger.

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In Question 9, “What are the federal income tax consequences of the merger,” the Registration Statement states: “Putnam American Government Income Fund may sell certain portfolio holdings or close (or be deemed for federal income tax purposes to have closed) positions in connection with the merger. These transactions may result in brokerage commissions or other transaction costs, and may result in the realization of capital gains that will be distributed to shareholders as taxable distributions. Any net capital gains recognized before the merger will be distributed to Putnam American Government Income Fund shareholders as capital gain dividends (to the extent of net realized long-term capital gains over net-realized short-term capital losses) and/or ordinary dividends (to the extent of net realized short-term capital gains over net realized long-term capital losses) during or with respect to the taxable year of ending on the date of the merger. These distributions will be taxable to shareholders, unless the shares are held through a qualified retirement plan or other tax-advantaged arrangement. Any net capital gains recognized after the merger will be distributed to shareholders of the combined fund and will likewise be taxable in the manner described in the immediately preceding sentence.” We believe the existing disclosure sufficiently addresses the potential impact of any capital gains or brokerage costs in connection with the sale of securities prior to the merger.

27. Comment: Where pro forma information is provided in the Registration Statement, please consider referring to the Fund as “Putnam Mortgage Securities Fund,” as the repositioning of the Fund will occur prior to the completion of the merger.

Response: The requested change has been made.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments

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